JED OIL INC.

INFORMATION CIRCULAR – PROXY STATEMENT

FOR THE SPECIAL MEETING OF SHAREHOLDRES TO BE HELD ON SEPTEMBER 28, 2005

SOLICITATION OF PROXIES

This Information Circular – Proxy Statement is furnished in connection with the solicitation of proxies by management of JED Oil Inc. (the “Corporation”), for use at the special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (“Common Shares”) of the Corporation to be held on the 28th day of September, 2005, at 10:00 a.m. (Calgary time) in the Main Boardroom of Gowling Lafleur Henderson LLP, 1400, 700 – 2nd Street S.W., Calgary, Alberta T2P 4V5, and at any adjournment thereof for the purpose set forth in the Notice of Special Meeting.

Instruments of Proxy must be received by Olympia Trust Company, at 2300, 125 – 9th Avenue S.E., Calgary, Alberta, T2G 0P6, not less than the day prior to the Meeting (September 27, 2005), or any adjournment thereof, or by the Chairman of the Meeting prior to its commencement.  The Corporation has fixed the record date for the Meeting at the close of business on August 29, 2005 (the “Record Date”).  Only Shareholders of record as at that date are entitled to receive notice of the Meeting and vote thereat unless after the Record Date a holder of record transfers his Common Shares and the transferee upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he owns such shares, requests, not later than 10 days before the Meeting, that the transferee’s name be included in the list of Shareholders entitled to vote, in which case such transferees shall be entitled to vote such shares at the Meeting.

The instrument appointing a proxy shall be in writing and shall be executed by the Shareholder or his attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are directors and officers of the Corporation.  Each Shareholder has the right to appoint a proxy holder other than the persons designated in the Instrument of Proxy, who need not be a Shareholder, to attend and to act for the Shareholder and on behalf of the Shareholder at the Meeting.  To exercise such right, the names of the nominees of management should be crossed out and the name of the Shareholder’s appointee should be legibly printed in the blank space provided.

NOTICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many Shareholders of the Corporation as a substantial number of the Shareholder of the Corporation do not hold Common Shares in their own name.  Shareholders who do not hold their Common Shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting.  If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder’s name on the records of the Corporation.  Such Common Shares will more likely be registered under the name Shareholder’s broker under the name CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominees for many Canadian brokerage firms) and in the United States the vast majority of such Common Shares are registered under the name of the Depository Trust Company, or DTC, which acts as nominees for many U.S. brokerage firms.  Common Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instruction of the Beneficial Shareholder on all matters in Canada and all special business in the United States.  Without specific instructions, the brokers/nominees are prohibited from voting Common Shares for their clients.  The Corporation does not know for whose benefit the Common Shares registered in the name of CDS & Co. or DTC are held.  Therefore, Beneficial Shareholders cannot be recognized at the Meeting for the purposes of voting the Common Shares in person or by way of proxy except as set forth below.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting.  Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered Shareholders; however, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services (“ADP”) in the United States and in Canada.  ADP typically applies a special broker sticker to proxy forms, mails those form to the Beneficial Shareholders and requests the Beneficial Shareholders to return the proxy forms to ADP.  ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting.  A Beneficial Shareholder receiving a proxy from ADP cannot use that proxy to vote Common Shares directly at the Meeting as the proxy must be returned as directed by ADP well in advance of the Meeting in order to have the Common Shares voted.

REVOCABILITY OF PROXY

A Shareholder who has submitted a proxy may revoke it any time prior to the exercise thereof.  If a person who has given a proxy attends in person at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or his attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the head office of the Corporation at any time up to and including the day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

PERSON MAKING THE SOLICITATION

The solicitation is made on behalf of management of the Corporation.  The costs incurred in the preparation and mailing of this Information Circular – Proxy Statement and related materials will be borne by the Corporation.  In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of the Corporation, who will not be specifically remunerated therefore.

EXERCISE OF DISCRETION BY PROXY

The Common Shares represented by proxy in favour of management nominees shall be voted on any ballot at the Meeting and, where the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares shall be voted on any ballot in accordance with the specification so made.

In the absence of such specification, the Common Shares will be voted in favour of the matters to be acted upon.  The persons appointed under the Instrument of Proxy furnished by the Corporation are conferred with discretionary authority with respect to any amendment or variation of the matter specified in the Instrument of Proxy and Notice of Special Meeting.  At the time of printing this Information Circular – Proxy Statement, management of the Corporation knows of no such amendment, variation or other matter.

VOTING COMMON SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of Common Shares.  As at August 24, 2005, 9,710,169 Common Shares were issued and outstanding.  At the Meeting, there will be a vote by special resolution conducted by ballot with every Shareholder present in person or by proxy having one vote for each Common Share of which such Shareholder is the registered holder.

When any Common Share is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of such Common Shares, but if more than one of them are present at the Meeting in person or by proxy and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register of Shareholders maintained by the Corporation is entitled to cast such vote.

To the best of the knowledge of the directors of the Corporation, there is no person or corporation that beneficially owns, directly or indirectly, or exercises control or direction over Common Shares carrying more than 10% of the voting rights attached to the issued and outstanding Common Shares that may be voted at the Meeting.

The percentage of Common Shares of the Corporation that are owned, directly or indirectly, by all directors and officers of the Corporation as a group is 4.26% (413,195 Common Shares).

QUORUM FOR THE MEETING

At the Meeting, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than 5% of the votes attached to all outstanding Common Shares.

APPROVAL REQUIREMENTS

The matter to be considered at the Meeting is by way of a special resolution which requires approval by a majority of not less than 2/3 of the votes cast by or on behalf of Shareholders present in person or by proxy who voted in respect of the resolution.

MATTER TO BE ACTED UPON AT THE MEETING

The Corporation proposes to split its Common Shares on the basis of three (3) Common Shares for each two (2) unsplit Common Shares, with any resulting fractions being rounded up to the next highest whole number of split shares, subject to regulatory approval.  The Corporation currently has an unlimited number of Common Shares authorized.  As at August 24, 2005, there are 9,710,169 Common Shares issued and outstanding, as well as a total of 1,471,500 Common Shares reserved for issuance upon exercise of stock options, warrant and convertible debt for a total of 11,181,669 Common Shares on a fully diluted basis.  After the three (3) for two (2) split of Common Shares, there will be approximately 14,565,254 Common Shares outstanding and approximately 16,772,504 Common Shares on a fully diluted basis.  The directors believe the passing of the resolution in support of the three (3) for two (2) split of Common Shares is in the best interests of the Corporation and recommend that the Shareholders vote in favour of the resolution.

The full text of the resolution is as follows:

“BE IT RESOLVED that the authorized Common Shares of the Corporation, both issued and unissued, be split on the basis of three (3) new Common Shares for every two (2) Common Shares held prior to such split, provided that any fractional shares resulting from such split shall be rounded to the next highest whole share;

BE IT FURTHER RESOLVED that the Board of Directors shall effect the said stock split by filing articles of amendment with the Registrar of Corporations for the Province of Alberta following the receipt of all necessary governmental and regulatory approvals, including the American Stock Exchange;

BE IT FURTHER RESOLVED that the Directors and proper officers of the Corporation be and are hereby authorized and directed to do all things and to execute and deliver all such deeds and documents as may be required or advisable to effect the aforesaid split of the Common Shares of the Corporation, which deeds and documents shall contain such terms and conditions as the Directors and proper officers, in their absolute discretion, see fit; and

BE IT FURTHER RESOLVED that the Board of Directors is authorized not to proceed with the Common Share split if it is deemed by the Directors in their discretion to not be in the best interests of the Corporation, notwithstanding the approval of the Shareholders of the Corporation.”

The resolution authorizing the above split of Common Shares was taken by the board of directors to increase the number of outstanding Common Shares of the Corporation and is expected to broaden the ownership of the Corporation’s Common Shares by enhancing liquidity.

The approval of the resolution is by way of special resolution which requires approval by a majority of not less than 2/3 of the votes cast by or on behalf of Shareholders present in person or by proxy who voted in respect of the resolution.

It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed to the contrary in such Instrument of Proxy, to vote in favour of the resolution.

CANADIAN AND AMERICAN INCOME TAX CONSEQUENCES

Canadian Income Tax Consequences

The following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the "Tax Act") and the regulations thereunder (the "Regulations") of the proposed stock split to holders of Common Shares who, for the purposes of the Tax Act hold their Common Shares as capital property. This summary is not applicable to a holder that is a "financial institution" for the purposes of the mark-to-market rules.

This summary is based upon the provisions of the Tax Act and the Regulations in force as of the date hereof, all specific proposals to amend the Tax Act and the Regulations publicly announced by the Minister of Finance prior to the date hereof (the "Proposed Amendments") and the Corporation's understanding of the current administrative practices of the Canada Revenue Agency (the "CRA"). Other than the Proposed Amendments, the summary does not take into account or anticipate changes in the law, whether by way of judicial decision or legislative action, nor does it take into account tax legislation of any country other than Canada or of any province or territory of Canada.

This summary is of a general nature only, is not exhaustive of all possible tax considerations applicable to holders, and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder, and no representations with respect to the income tax consequences to any holder are made. Holders should consult their own tax advisors for advice with respect to the tax consequences applicable to them, having regard to their particular circumstances.

Pursuant to published administrative policy of the CRA no disposition or acquisition of shares is considered to have occurred where the shares of a class of stock of a corporation are split such that those shares are replaced by a greater number of shares of the same class of stock. CRA's policy requires that shares be issued in the same proportion to all shareholders, that there be no change in the total capital represented by such shares, that there be no change in the interests, rights or privileges of the shareholders and there be no concurrent changes in the capital structure of the corporation or the rights and privileges of other shareholders. The Corporation is of the view that these conditions will be met. The adjusted cost base of each new share to each holder immediately after the stock split will be equal to the aggregate adjusted cost base of the old shares held by such holder immediately prior to the stock split divided by the number of new shares held by such holder immediately after the stock split.

American Income Tax Consequences

The following is a summary of certain material U.S. federal income tax consequences of the stock split to U.S. holders (as defined below) of Common Shares.  This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. holder as a result of the stock split.  This summary does not take into account the individual facts and circumstances of any particular U.S. holder, which may affect the U.S. federal income tax consequences of the stock split.  This summary assumes that the Common Shares are held by a U.S. holder as a “capital asset” within the meaning of the Internal Revenue Code.

A U.S. holder generally should not recognize gain or loss for U.S. federal income tax purposes as a result of the stock split.  The aggregate tax basis of the Common Shares held by a U.S. holder immediately following the stock split generally should be equal to the U.S. holder’s aggregate tax basis in Common Shares held immediately prior to the stock split.  The holding period of the Common Shares held by a U.S. holder immediately following the stock split generally should include the period for which the Common Shares held immediately prior to the stock split were held.

Under proposed Treasury Regulations, a U.S. holder that held Common Shares in any taxable year in which the Corporation qualified as a “passive foreign investment company” within the meaning of section 1297 of the Internal Revenue Code may, depending on the circumstances, recognize gain (but not loss) in the stock split.

For purposes of this summary, a “U.S. holder” is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

NOTICE TO U.S. HOLDERS PURSUANT TO TREASURY DEPARTMENT CIRCULAR 230:  Anything contained in this summary concerning any U.S. federal tax issue is not intended or written to be used, and it cannot be used by a U.S. holder, for the purpose of avoiding U.S. federal tax penalties under the Internal Revenue Code.  This summary was written to support the promotion or marketing of the transactions or matters addressed by this Information Circular—Proxy Statement.  Each U.S. holder should seek U.S. federal tax advice, based on such U.S. holder’s particular circumstances, from an independent tax advisor.

OTHER MATTERS

The Corporation knows of no amendment, variation or other matter to come before the Meeting other than the matter referred to in the Notice of Special Meeting; however, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

APPROVAL AND CERTIFICATION

The contents and sending of this Information Circular – Proxy Statement has been approved by the Board of Directors of the Corporation.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED August 24, 2005

JED OIL INC.
/signed/”Thomas J. Jacobsen” THOMAS J. JACOBSEN Chief Executive Officer	/signed/”Bruce A. Stewart” BRUCE A. STEWART Chief Financial Officer